SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

June 17, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 300, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

ZI CORPORATION
Suite 300, 500 – 4th Avenue, S.W.
Calgary, Alberta
T2P 3C6

June 17, 2002

VIA SEDAR

ALBERTA SECURITIES COMMISSION
19th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5K 3Z5

ONTARIO SECURITIES COMMISSION
18th Flr., 20 Queen Street West
Toronto, Ontario
M5H 3S8

Dear Sirs:

Re: ZI CORPORATION - MATERIAL CHANGE REPORT UNDER SECTION 118 OF THE *SECURITIES ACT* (ALBERTA) AND SECTION 75 (2) OF THE *SECURITIES ACT* (ONTARIO)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of **ZI CORPORATION** (the "Corporation"). For convenience, this letter is itemized in the same manner as Form 27 of the *Securities Act* (Alberta) and the *Securities Act* (Ontario). Concurrent with this filing, this letter is being filed with the Toronto Exchange Inc. ("Exchange") and NASDAQ, being the only exchanges on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

ZI CORPORATION
Suite 2100, 840 – 7 Avenue S.W.
Calgary, Alberta T2P 3G2

Item 2 - Date of Material Change

The material changes occurred on or about June 5, 2002

Item 3 - Publication of Material Change

The press release was issued on June 5, 2002

Item 4 - Summary of Material Change

Zi Corporation and JKC Group, Inc. jointly announced signing a letter of intent for the sale of the Magic Lantern group of companies to JKC. The proposed sale is subject to a number of conditions, including completion of a definitive agreement by July 15, 2002, approval by the shareholders of JKC, completion of due diligence and regulatory clearances.

Item 5 - Full Description of Material Change

Please see attached press release

Item 6 - Reliance on Section 118(2) of the *Securities Act* (Alberta) and Section 85(2) of the *Securities Act* (British Columbia)

Not applicable.

Item 7 - Omitted Information

No omitted information.

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Mr. Neil Frizzell, Vice President, Corporate Counsel

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 17th day of June, 2002.

ZI CORPORATION

Mr. Neil Frizzell

cc Toronto Stock Exchange

zi corporation

news release

Zi and JKC sign letter of intent

JKC to acquire Magic Lantern Group

Calgary, AB (**June 5, 2002**) – Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, and JKC Group, Inc. ("JKC") (AMEX: JKC), a distributor and licensor, jointly announced today that they have signed a letter of intent for the sale of the Magic Lantern group of companies to JKC. The proposed sale is subject to a number of conditions, including completion of a definitive agreement by July 15, 2002, approval by the shareholders of JKC, completion of due diligence and regulatory clearances.

"Our plan when we acquired Magic Lantern in March 2002 included eventual steps to combine our North American e-learning investment with a publicly traded company," said Michael E. Lobsinger, Chairman and Chief Executive Officer of Zi Corporation. "With this pending transaction, we will be a significant shareholder in JKC Group, Inc. and look forward to leveraging JKC's licensing and distribution abilities to improve Magic Lantern's access to North American and Asian markets."

Richard Siskind, President and Chief Executive Officer of JKC added, "we believe the Magic Lantern e-learning business model is highly compatible with the expansion of the company's existing licensing and distribution business model. Our distribution and licensing expertise will help expand Magic Lantern's already significant market presence for educational products, and the Magic Lantern brand in turn should provide us with a meaningful boost to our existing licensing business."

About Magic Lantern

Founded in 1975, Magic Lantern is one of Canada's leading distributors of educational and learning content in video and other electronic formats. The company has exclusive distribution rights to over 300 film producers representing over 14,000 titles, and its customers include 9,000 out of 12,000 English speaking schools in Canada. The Magic Lantern library includes content from Disney Educational, Annenberg / CPB and CTV Television. Tutorbuddy Inc., a subsidiary of Magic Lantern to be acquired as part of the transaction, is an internet-enabled provider of content and related educational services on-demand to students, teachers and parents. Sonoptic Technologies Inc., a 75% owned subsidiary of Magic Lantern, provides high-quality, state-of-the-art digital video encoding services and has developed a proprietary videobase indexing software that allows users to easily and quickly aggregate, bookmark, re-sort and add their own comment boxes to pre-existing content.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText, connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any language. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, London, San Francisco and Stockholm. The common stock of Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC). www.zicorp.com

About JKC Group, Inc.

JKC Group, Inc., formerly named Stage II Apparel Corp., was historically engaged primarily as a distributor of apparel. The company has significant experience in licensing and distribution. In April 2002 the company announced that it would focus its resources on expansion of these two service lines. To accomplish this, the company completed an equity infusion and board reconstitution in April 2002. The common stock of JKC Group is listed on the American Stock Exchange (JKC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

-30-

For more information:

Zi Corporation:

Media Inquiries:
Shawn Kelly
Corporate Communications Manager
Phone: 403 537 9770
skelly@zicorp.com
or
Investor Inquiries:
Dale Kearns
Chief Financial Officer
Phone: 403 233 8875
investor@zicorp.com

www.zicorp.com

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2002

Zi Corporation

By: Neil Frizzell

Name: ____________________

Title: Vice President, General Counsel